U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     Mikelsons, J. George
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   (Last)                           (First)             (Middle)

     7337 West Washington Street
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                                    (Street)

     Indianapolis, IN 46231
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Amtran, Inc. (NASDAQ: AMTR)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

     06/01

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

          Chairman of the Board
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock, no par value
   per share                          6/18/01        J(1)     V      8,271,200    D     (1)      8,271,200(1)    D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:

(1) This Statement of Changes in Beneficial Ownership on Form 4 is being filed with respect to the disposition upon the effectiveness of a Stock Subscription Agreement dated as of June 18, 2001 ("Stock Subscription Agreement"), between Mikelsons and INDUS Acquisition Company ("INDUS"), initially filed on July 21, 2001 with the Securities and Exchange Commission (the "SEC") by Amtran, Inc. ("Amtran"), Mikelsons and INDUS as an exhibit to Schedule 13D. Under the Stock Subscription Agreement, Mikelsons will subscribe for and purchase, and INDUS will issue to Mikelsons, 8,271,200 shares of the common stock, without par value, of INDUS, in consideration of the contribution by Mikelsons to INDUS of the 8,271,200 shares of Amtran Common Stock owned by him, upon the satisfaction of the conditions set forth in Section 7.01(a) of the Agreement and Plan of Merger dated as of June 18, 2001 between Amtran and INDUS, initially filed on June 19, 2001 with the SEC as an exhibit to a Current Report on Form 8-K by Amtran. Mikelsons owns 100% of the common stock, without par value, of INDUS.


J. GEORGE MIKELSONS

/s/ J. GEORGE MIKELSONS                                       July 9, 2001
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.